FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of June, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






                HSBC IN US$100 MILLION SHUI ON LAND SUBSCRIPTION

HSBC Securities Investments (Asia) Limited (HSIA), a wholly owned subsidiary of The Hongkong and Shanghai Banking Corporation Limited, has subscribed US$100 million for 102,754,966 new ordinary shares in Shui On Land Limited, a property developer based in mainland China.

Shui On Land is ultimately controlled by Mr Vincent Hong-Sui Lo, who is also a non-executive director of Hang Seng Bank Limited, a subsidiary of The Hongkong and Shanghai Banking Corporation.

The subscription is based on a provisional price of HK$7.55 per share. The final subscription price per share will be determined on completion of Shui On Land's initial public offering (IPO), which is expected to take place in June 2006, and will be fixed at the IPO price. The final number of shares to be received by HSIA at the IPO subscription price will be determined at that time. The listing of the IPO is subject to approval by the Hong Kong Stock Exchange and such approval may or may not be obtained.

If the IPO subscription price is higher than the provisional subscription price, HSIA will pay the excess, up to a maximum of US$50 million. If the excess is greater than US$50 million, HSIA may choose to pay the higher amount. Alternatively, HSIA may at its sole discretion require that the shares be repurchased by Shui On Land or, if Shui On Land and its pre-IPO shareholders so elect, by such shareholders, at the provisional subscription price of US$100 million.

If Shui On Land does not effect its IPO by 31 May 2007, the shares subscribed by HSIA will be repurchased by Shui On Land or its shareholders at the provisional subscription price.

Following the IPO, HSIA's shareholding in Shui On Land is expected to be less than 5 per cent of the company's issued share capital. The transaction has been funded through HSBC Group internal resources.

HSIA has agreed that neither it nor its affiliates will dispose of any of the Shui On Land shares subscribed without the prior written consent of Shui On Land, for a period of 24 months following the company's IPO.

This transaction is a connected transaction for the purposes of the Hong Kong Listing Rules, but under the 'de minimis' provisions, contained in listing rule 14A.31(2), is exempt from the reporting, announcement and shareholders' approval obligations.

Note to editors:

The Hongkong and Shanghai Banking Corporation Limited
The Hongkong and Shanghai Banking Corporation Limited is the founding and a principal member of the HSBC Group which, with over 9,500 offices in 76 countries and territories and assets of US$1,502 billion at 31 December 2005, is one of the world's largest banking and financial services organisations.





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  5 June, 2006